UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Rain Oncology Inc.

(Name of Subject Company)

Rain Oncology Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

75082Q105

(CUSIP Number of Class of Securities)

Avanish Vellanki

Chief Executive Officer

Rain Oncology Inc.

8000 Jarvis Avenue, Suite 204

Newark, CA 94560

(510) 953-5559

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Ryan A. Murr

Branden C. Berns
Robert Phillips

Chris Trester

Gibson, Dunn & Crutcher LLP

555 Mission Street

San Francisco, CA 94105-0921

(415) 393-8373

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Rain Oncology Inc., a Delaware corporation (“Rain” or the “Company”), with the U.S. Securities and Exchange Commission on December 27, 2023 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer made by WK Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and a wholly owned subsidiary of Pathos AI, Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Rain (other than Shares held in the treasury of Rain or Shares owned, directly or indirectly, by Parent or Merger Sub immediately prior to the certificate of merger being duly filed with the Delaware Secretary of State, which, in each case, will be canceled without any consideration), for (i) $1.16 in cash per Share (the “Cash Consideration”), without interest, plus (ii) one contingent value right per Share (each, a “CVR”), which CVR shall represent the right to receive potential payments pursuant to the contingent value rights agreement, to be entered into among Parent, Merger Sub, Equiniti Trust Company, LLC and Fortis Advisors LLC, the form of which is attached as Exhibit C to the Merger Agreement, all upon the terms and subject to the conditions as set forth in the Offer to Purchase, dated December 27, 2023 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement filed under cover of Schedule TO with the SEC on December 27, 2023, by Parent and Merger Sub (as amended and supplemented on December 29, 2023 and January 16, 2024 and as may be further amended or supplemented from time to time).

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. This Amendment is being filed to disclose certain updates as reflected below.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following is added to the end of the first full paragraph on page 9 of the Schedule 14D-9:

“Aaron Davis, a member of the Rain Board, is the Co-Founder and Chief Executive Officer of Boxer Capital. Gorjan Hrustanovic, a member of the Rain Board, is the Managing Director of BVF Partners. Mr. Vellanki is the Co-Founder, Chairman and Chief Executive Officer of Rain.”

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The second full paragraph on page 18 of the Schedule 14D-9 in the section titled “Background of the Offer and the Merger” is deleted and replaced with the following:

“At a meeting of the Rain Board on August 9, 2023, Rain management provided an update on the closing out of the MANTRA and MANTRA-2 trials and an update on an anticipated data presentation at a future conference. Additionally, the Board discussed a potential path to pursue milademetan in Myelofibrosis (“MF”), including a proposed trial design based on encouraging competitor data. The Rain Board further reviewed the Company’s recent business development activities, including an overview of the approximately 80 companies reviewed by Rain management by that time, for potential business combination and in-licensing opportunities. The Rain Board specifically discussed three preferred opportunities and the rationale for Rain management’s interest in such opportunities in light of the Company’s current cash balances, the opportunity to pursue milademetan in MF as a potential compliment to an in-licensed drug or merger partner’s assets, the Company’s anticipated operating expenses, the impact of the reduction in force, and the Company’s then current cash balance and its expected contribution to any combined company. The potential counterparties in these three opportunities were Strategic Party A (as defined below), a party referred to herein as “Strategic Party F” and a party referred to herein as “Strategic Party G.” At a meeting of the Rain Board on September 26, 2023, the Rain Board deprioritized the opportunities with Strategic Party F and Strategic Party G, as the Rain Board determined that the opportunity with Strategic Party F posed uncertainty surrounding timing for the release of clinical data and potential financing challenges, and Strategic Party G did not possess sufficiently supportive underlying science for Rain to pursue the opportunity.”

The first sentence of the fourth full paragraph on page 18 of the Schedule 14D-9 is deleted and replaced with the following:

“Prior to Rain’s entry into the Merger Agreement, the Transaction Committee, in consultation with Rain management and assisted by Leerink Partners, screened a total of more than 100 biotechnology companies as potential acquisition candidates or reverse merger candidates, entered into confidentiality agreements, none of which, except as otherwise noted under the heading “Background of the Offer and the Merger,” contained a standstill provision, with a total of 43 such companies and received proposals or indications of interest from a total of 21 such companies.”

The section titled “Rain Management Dissolution Analysis” is deleted and replaced with the following:

“Rain Management Dissolution Analysis

At the direction of the Rain Board, Rain management compared an assumed value per share of the Merger to Rain’s stockholders to the present value per share that might be realized in a dissolution as an alternative to pursuing the Merger under two scenarios, whereby the first scenario assumed $5,000,000 of expenses related to Rain Litigation (“Dissolution Scenario A”) and the second scenario assumed $500,000 of expenses related to Rain Litigation (“Dissolution Scenario B”). This range was chosen as an illustrative range of litigation expenses. There can be no assurance that such expenses will be within this range and it is possible that expenses exceed this range. In conducting this analysis with respect to both scenarios, Rain management calculated the implied equity value of Rain common stock in liquidation as the present value of the amount of cash available for distribution to Rain’s stockholders in an orderly dissolution of Rain. Rain management prepared these dissolution scenarios in light of the following considerations and assumptions: (i) Rain’s current accounts payable, (ii) Rain’s base operating expenses through March 31, 2024, including employee compensation and benefits, (iii) forecasted expenses for work performed but not yet invoiced, (iv) precedent dissolutions by development stage pharmaceutical companies and (v) potential foreseen and unforeseen liabilities.

Dissolution Scenario A

Under Dissolution Scenario A, based on internal data and the considerations and assumptions identified above, Rain management assumed that approximately $48,628,570 in cash would be available at the commencement of the dissolution process (assuming a commencement date of March 31, 2024) and, after accounting for a holdback of approximately 30% (approximately $14,588,571 (the “Deferred Amount”)) of Rain’s cash balance as of March 31, 2024, to cover expenses incurred between the period between the initial distribution and the final distribution (the “Holdback Period”), that approximately $34,039,999 of this amount would be disbursed to stockholders upon the initial filing for dissolution and any remaining amount payable within 36 months of dissolution. These assumptions resulted in an aggregate present value of approximately $1.05 discounted to March 31, 2024 per outstanding share using a discount rate of 4.88%, which discount rate was based on Moody’s Seasoned AAA Corporate Bond yields. Rain management assumed that approximately $0.94 of such amount would be distributed upon the initial filing of dissolution and assumed, after deducting from the Deferred Amount $5,000,000 of expenses related to Rain Litigation and $3,000,000 of operating expenses during the Holdback Period, the remaining portion of the Deferred Amount that would be available for further distribution would be 75%. The actual percentage of the remaining amount that would be available for further distribution after the initial distribution would depend on the amount of wind-down costs, the amount required to settle Rain’s remaining obligations under current contracts, the need to retain employees to facilitate the wind-down, the need to retain the services of outside contractors to assist with the wind-down and the satisfaction by Rain of its remaining obligations (including obligations to continue SEC filings), and the need to retain funds beyond that distribution for unknown or contingent liabilities, each of which could be material and the total amount of which could not currently be estimated; however, for purposes of this analysis, Rain management assumed such expenses to be, in the aggregate, 25% of the remaining portion of the Deferred Amount. In addition, this analysis assumed no litigation or other contingent liabilities (other than related to Rain Litigation) that were not currently known and recorded that could require the future utilization of cash during the dissolution process. Assuming the second distribution was made in three years, and using a discount rate of 4.88%, the present value of the future payments would be approximately $0.12, yielding a total dissolution value of approximately $1.05 per share (assuming an initial distribution to stockholders of approximately $0.93 per share).

Dissolution Scenario B

Under Dissolution Scenario B, based on internal data and the considerations and assumptions identified above, Rain management assumed that approximately $48,628,570 in cash would be available at the commencement of the dissolution process (assuming a commencement date of March 31, 2024) and, after accounting for a holdback of approximately 30% (approximately $14,588,571 (the “Deferred Amount”)) of Rain’s cash balance as of March 31, 2024, to cover expenses incurred during the Holdback Period, that approximately $34,039,999 of this amount would be disbursed to stockholders upon the initial filing for dissolution and any remaining amount payable within 36 months of dissolution. These assumptions resulted in an aggregate present value of approximately $1.13 discounted to March 31, 2024 per outstanding share using a discount rate of 4.88%, which discount rate was based on Moody’s Seasoned AAA Corporate Bond yields. Rain management assumed that approximately $0.94 of such amount would be distributed upon the initial filing of dissolution and assumed, after deducting from the Deferred Amount $500,000 of expenses related to Rain Litigation and $3,000,000 of operating expenses during the Holdback Period, the remaining portion of the Deferred Amount that would be available for further distribution would be 75%. The actual percentage of the remaining amount that would be available for further distribution after the initial distribution would depend on the amount of wind-down costs, the amount required to settle Rain’s remaining obligations under current contracts, the need to retain employees to facilitate the wind-down, the need to retain the services of outside contractors to assist with the wind-down and the satisfaction by Rain of its remaining obligations (including obligations to continue SEC filings), and the need to retain funds beyond that distribution for unknown or contingent liabilities, each of which could be material and the total amount of which could not currently be estimated; however, for purposes of this analysis, Rain management assumed such expenses to be, in the aggregate, 25% of the remaining portion of the Deferred Amount. In addition, this analysis assumed no litigation or other contingent liabilities (other than related to Rain Litigation) that were not currently known and recorded that could require the future utilization of cash during the dissolution process. Assuming the second distribution was made in three years, and using a discount rate of 4.88%, the present value of the future payments would be approximately $0.20, yielding a total dissolution value of approximately $1.13 per share (assuming an initial distribution to stockholders of approximately $0.93 per share).”

The first sentence of the second full paragraph on page 44 of the Schedule 14D-9 is deleted and replaced with the following:

“The Rain Board selected Leerink Partners as a financial advisor in connection with the Transaction based on its familiarity with Rain and its business in the ordinary course of its investment banking business, as well as its experience and expertise in the pharmaceutical industry.”

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The last sentence of the first full paragraph on page 50 of the Schedule 14D-9 is deleted and replaced with the following:

“Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Section 262 of the DGCL, a copy of which is available online at https://delcode.delaware.gov/title8/c001/sc09/index.html#262, carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.”

The first sentence of the second full paragraph on page 56 of the Schedule 14D-9 is deleted and replaced with the following:

“This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, a copy of which is available online at https://delcode.delaware.gov/title8/c001/sc09/index.html#262.”

ITEM 9. EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following exhibit is inserted into the exhibit index:

Exhibit No.	Description

(e)(16)	Employment Agreement, dated September 10, 2020, by and between the Registrant and Robert Doebele (incorporated by reference to Exhibit 10.8 of the Registrant’s Registration Statement on Form S-1 filed on April 2, 2021).

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 16, 2024

Rain Oncology Inc.

By:	/s/ Josephine Bruce
Josephine Bruce
Director of Accounting